MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

June 22, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 80 to Registration Statement on Form N-1A for MFS Series Trust XIII (the "Trust" or the "Registrant") on behalf of MFS Diversified Income Fund (the "Fund") (File Nos. 002-74959 and 811-3327)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of June 14, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 28, 2021. The PEA for the Trust was filed for the purpose of reflecting pending changes to the Fund's principal investment strategies, and in connection therewith, making certain other updates. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

General Comments

1.	Comment:	Please provide the portfolio turnover rate for the Fund by correspondence filing prior to filing the Trust's post-effective amendment on behalf of the Fund under Rule 485(b) of the Securities Act of 1933, as amended (the "485(b) Amendment").

Response:
During the Fund's most recent fiscal year, the portfolio turnover rate was 111% of the average value of its portfolio.  This will be disclosed within the "Summary of Key Information - Portfolio Turnover" section of the Fund's Prospectus included in the 485(b) Amendment.

2.	Comment:	The "Principal Investment Strategies" sections of the Fund's Prospectus include disclosure regarding investments in emerging market securities. Please consider whether the principal risk disclosure in the summary section of the Fund's Prospectus relating to investments in emerging markets addresses the issues raised by the SEC Staff in Accounting and Disclosure Information Statement 2020-11, "Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets" ("ADI 2020-11").

1
1045965

Securities and Exchange Commission
June 22, 2021

Response:
We have reviewed ADI 2020-11 and believe the emerging markets risk disclosure included in the Fund's Prospectus and Statement of Additional Information is consistent with the guidance provided in ADI 2020-11.  With respect to the Item 4 emerging markets risk disclosure included in the summary section of the Fund's Prospectus, we believe that this disclosure is an appropriate summary of the Fund's Item 9 principal risk disclosure in accordance with the requirements of Form N-1A.  Therefore, we respectfully decline to amend the Fund's Item 4 disclosure.

3.	Comment:	Please provide completed Performance Information by correspondence filing prior to filing the 485(b) Amendment.

Response:
The bar chart and performance table, both which will be included in the "Summary of Key Information - Performance Information" section of the Fund's Prospectus in the 485(b) Amendment, is attached to this letter as Appendix I.

4.	Comment:	Please provide the Financial Highlights through the Fund's most recent fiscal year end by correspondence filing prior to filing the 485(b) Amendment.

Response:	The Fund's Financial Highlights, which will be included in the 485(b) Amendment, are attached to this letter as Appendix II.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Assistant General Counsel
MFS Investment Management

1045965

Securities and Exchange Commission
June 22, 2021

Appendix I

Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund’s performance over time and how the fund’s performance over time compares with that of a broad measure of market performance and one or more other measures of performance for markets in which the fund may invest.
Performance information prior to June 15, 2021 reflects time periods when the fund did not have an investment strategy of allocating a portion of its assets to investment grade quality debt instruments.  The fund's investment strategies changed effective June 15, 2021. The fund’s past performance (before and after taxes) does not necessarily indicate how the fund will perform in the future. Updated performance is available online at mfs.com or by calling 1-800-225-2606.
Class A Bar Chart.  The bar chart does not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund’s shares. If these sales charges were included, they would reduce the returns shown.

The total return for the three-month period ended March 31, 2021, was 1.45%. During the period(s) shown in the bar chart, the highest quarterly return was 8.65% (for the calendar quarter ended June 30, 2020) and the lowest quarterly return was (13.45)% (for the calendar quarter ended March 31, 2020).

1045965

Securities and Exchange Commission
June 22, 2021

Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2020)
Share Class	1 YEAR	5 YEARS	10 YEARS
Returns Before Taxes
C Shares	0.39%	5.57%	5.84%
I Shares	2.41%	6.62%	6.72%
R1 Shares	1.38%	5.57%	5.66%
R2 Shares	1.89%	6.10%	6.20%
R3 Shares	2.15%	6.36%	6.47%
R4 Shares	2.41%	6.62%	6.73%
R6 Shares	2.50%	6.72%	6.80%
A Shares	(2.19)%	5.44%	6.00%
Returns After Taxes on Distributions
A Shares	(3.18)%	4.14%	4.56%
Returns After Taxes on Distributions and Sale of Fund Shares
A Shares	(1.16)%	3.70%	4.18%
Index Comparisons (Reflects no deduction for fees, expenses, or taxes)
Standard & Poor's 500 Stock Index	18.40%	15.22%	13.88%
MFS Diversified Income Fund Blended Index	3.04%	6.61%	6.28%
Bloomberg Barclays U.S. Government/Mortgage Bond Index	6.36%	3.49%	3.16%
Bloomberg Barclays U.S. High-Yield Corporate Bond 2% Issuer Capped Index	7.05%	8.57%	6.79%
JPMorgan Emerging Markets Bond Index Global	5.88%	6.84%	5.97%
MSCI All Country World High Dividend Yield Index (net div)	1.73%	8.90%	7.01%
MSCI US REIT Index (net div)	(8.70)%	3.51%	6.99%

As of December 31, 2020, the MFS Diversified Income Fund Blended Index (the Blended Index) consisted of the following indices and weightings: 20% Bloomberg Barclays U.S. Government/Mortgage Bond Index; 25% Bloomberg Barclays U.S. High-Yield Corporate Bond 2% Issuer Capped Index; 15% JPMorgan Emerging Markets Bond Index Global; 20% MSCI All Country World High Dividend Yield Index (net div); and 20% MSCI US REIT Index (net div). The components and weightings of the Blended Index may have differed during the periods.
In connection with the investment strategy change referenced above, effective June 15, 2021, the Blended Index consists of the following indices and weightings: 10% Bloomberg Barclays U.S. Government/Mortgage Bond Index; 25% Bloomberg Barclays U.S. High-Yield Corporate Bond 2% Issuer Capped Index; 15% Bloomberg Barclays US Credit Index; 15% JPMorgan Emerging Markets Bond Index Global; 20% MSCI All Country World High Dividend Yield Index (net div); and 15% MSCI US REIT Index (net div). The components and weightings of the Blended Index may have differed during the periods, and may differ in the future.
After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your own tax situation, and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The after-tax returns are shown for only one of the fund’s classes of shares, and after-tax returns for the fund’s other classes of shares will vary from the returns shown.

1045965

Securities and Exchange Commission
June 22, 2021

Appendix II
Financial Highlights
The financial highlights are intended to help you understand a fund’s financial performance for the past five years. Certain information reflects financial results for a single fund share. The total returns in the financial highlights represent the rate by which an investor would have earned (or lost) on an investment in a fund (assuming reinvestment of all distributions) held for the entire period. This information has been audited by the fund’s independent registered public accounting firm, whose report, together with the fund’s financial statements, is included in the fund’s Annual Report to shareholders. The fund’s Annual Report is available upon request by contacting MFSC (please see back cover for address and telephone number). The fund’s independent registered public accounting firm is Ernst & Young, LLP.
Class A	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.35	$12.10	$12.28	$11.22
Income (loss) from investment operations
Net investment income (loss) (d)	$0.37	$0.37	$0.39	$0.37	$0.39
Net realized and unrealized gain (loss)	0.28	0.51	0.33	(0.10)	1.08
Total from investment operations	$0.65	$0.88	$0.72	$0.27	$1.47
Less distributions declared to shareholders
From net investment income	$(0.34)	$(0.37)	$(0.39)	$(0.39)	$(0.41)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.37)	$(0.37)	$(0.47)	$(0.45)	$(0.41)
Net asset value, end of period (x)	$13.14	$12.86	$12.35	$12.10	$12.28
Total return (%) (r)(s)(t)(x)	5.28	7.20	6.10	2.19	13.26
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	0.99	0.98	0.99	0.99	1.02
Expenses after expense reductions (f)(h)	0.98	0.97	0.98	0.98	1.00
Net investment income (loss)	2.97	2.86	3.21	2.97	3.25
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$1,577,032	$1,540,570	$1,315,625	$1,343,257	$1,321,135

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Securities and Exchange Commission
June 22, 2021

Class C	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.85	$12.35	$12.09	$12.28	$11.22
Income (loss) from investment operations
Net investment income (loss) (d)	$0.28	$0.28	$0.30	$0.28	$0.30
Net realized and unrealized gain (loss)	0.29	0.49	0.34	(0.11)	1.08
Total from investment operations	$0.57	$0.77	$0.64	$0.17	$1.38
Less distributions declared to shareholders
From net investment income	$(0.25)	$(0.27)	$(0.30)	$(0.30)	$(0.32)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.28)	$(0.27)	$(0.38)	$(0.36)	$(0.32)
Net asset value, end of period (x)	$13.14	$12.85	$12.35	$12.09	$12.28
Total return (%) (r)(s)(t)(x)	4.57	6.32	5.40	1.34	12.43
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	1.74	1.73	1.75	1.74	1.77
Expenses after expense reductions (f)(h)	1.73	1.72	1.74	1.73	1.75
Net investment income (loss)	2.27	2.14	2.48	2.23	2.50
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$456,806	$724,758	$756,643	$931,292	$1,046,946

1045965

Securities and Exchange Commission
June 22, 2021

Class I	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.35	$12.09	$12.28	$11.22
Income (loss) from investment operations
Net investment income (loss) (d)	$0.40	$0.40	$0.42	$0.40	$0.41
Net realized and unrealized gain (loss)	0.29	0.51	0.34	(0.11)	1.09
Total from investment operations	$0.69	$0.91	$0.76	$0.29	$1.50
Less distributions declared to shareholders
From net investment income	$(0.38)	$(0.40)	$(0.42)	$(0.42)	$(0.44)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.41)	$(0.40)	$(0.50)	$(0.48)	$(0.44)
Net asset value, end of period (x)	$13.14	$12.86	$12.35	$12.09	$12.28
Total return (%) (r)(s)(t)(x)	5.54	7.46	6.45	2.36	13.54
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	0.74	0.73	0.74	0.74	0.77
Expenses after expense reductions (f)(h)	0.73	0.72	0.74	0.73	0.75
Net investment income (loss)	3.24	3.11	3.47	3.23	3.44
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$1,156,030	$1,425,004	$1,181,300	$1,371,333	$1,434,280

Class R1	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.85	$12.34	$12.08	$12.26	$11.21
Income (loss) from investment operations
Net investment income (loss) (d)	$0.28	$0.27	$0.31	$0.28	$0.31
Net realized and unrealized gain (loss)	0.28	0.51	0.33	(0.10)	1.06
Total from investment operations	$0.56	$0.78	$0.64	$0.18	$1.37
Less distributions declared to shareholders
From net investment income	$(0.25)	$(0.27)	$(0.30)	$(0.30)	$(0.32)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.28)	$(0.27)	$(0.38)	$(0.36)	$(0.32)
Net asset value, end of period (x)	$13.13	$12.85	$12.34	$12.08	$12.26
Total return (%) (r)(s)(t)(x)	4.49	6.40	5.40	1.42	12.35
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	1.74	1.73	1.75	1.75	1.77
Expenses after expense reductions (f)(h)	1.73	1.72	1.74	1.74	1.75
Net investment income (loss)	2.22	2.12	2.57	2.29	2.55
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$241	$214	$193	$573	$938

1045965

Securities and Exchange Commission
June 22, 2021

Class R2	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.35	$12.09	$12.28	$11.22
Income (loss) from investment operations
Net investment income (loss) (d)	$0.35	$0.34	$0.36	$0.34	$0.36
Net realized and unrealized gain (loss)	0.27	0.51	0.34	(0.11)	1.08
Total from investment operations	$0.62	$0.85	$0.70	$0.23	$1.44
Less distributions declared to shareholders
From net investment income	$(0.31)	$(0.34)	$(0.36)	$(0.36)	$(0.38)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.34)	$(0.34)	$(0.44)	$(0.42)	$(0.38)
Net asset value, end of period (x)	$13.14	$12.86	$12.35	$12.09	$12.28
Total return (%) (r)(s)(t)(x)	5.01	6.93	5.92	1.85	12.98
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	1.24	1.23	1.25	1.24	1.27
Expenses after expense reductions (f)(h)	1.23	1.22	1.24	1.23	1.25
Net investment income (loss)	2.78	2.65	2.99	2.73	2.99
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$1,830	$3,085	$3,486	$4,396	$4,223

Class R3	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.36	$12.10	$12.28	$11.23
Income (loss) from investment operations
Net investment income (loss) (d)	$0.37	$0.37	$0.39	$0.37	$0.39
Net realized and unrealized gain (loss)	0.29	0.50	0.34	(0.10)	1.07
Total from investment operations	$0.66	$0.87	$0.73	$0.27	$1.46
Less distributions declared to shareholders
From net investment income	$(0.34)	$(0.37)	$(0.39)	$(0.39)	$(0.41)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.37)	$(0.37)	$(0.47)	$(0.45)	$(0.41)
Net asset value, end of period (x)	$13.15	$12.86	$12.36	$12.10	$12.28
Total return (%) (r)(s)(t)(x)	5.36	7.11	6.18	2.19	13.16
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	0.99	0.98	1.00	0.99	1.02
Expenses after expense reductions (f)(h)	0.98	0.97	0.99	0.98	1.00
Net investment income (loss)	2.98	2.86	3.21	2.97	3.24
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$22,760	$24,385	$19,159	$20,013	$19,274

1045965

Securities and Exchange Commission
June 22, 2021

Class R4	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.36	$12.10	$12.29	$11.23
Income (loss) from investment operations
Net investment income (loss) (d)	$0.41	$0.41	$0.41	$0.40	$0.42
Net realized and unrealized gain (loss)	0.29	0.49	0.35	(0.10)	1.08
Total from investment operations	$0.70	$0.90	$0.76	$0.30	$1.50
Less distributions declared to shareholders
From net investment income	$(0.38)	$(0.40)	$(0.42)	$(0.43)	$(0.44)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.41)	$(0.40)	$(0.50)	$(0.49)	$(0.44)
Net asset value, end of period (x)	$13.15	$12.86	$12.36	$12.10	$12.29
Total return (%) (r)(s)(t)(x)	5.62	7.38	6.45	2.36	13.53
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	0.74	0.73	0.74	0.74	0.77
Expenses after expense reductions (f)(h)	0.73	0.72	0.73	0.73	0.75
Net investment income (loss)	3.24	3.15	3.43	3.20	3.50
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$8,626	$9,783	$10,063	$7,915	$6,179

Class R6	Year ended
	2/28/21	2/29/20	2/28/19	2/28/18	2/28/17
Net asset value, beginning of period	$12.86	$12.35	$12.10	$12.28	$11.22
Income (loss) from investment operations
Net investment income (loss) (d)	$0.42	$0.41	$0.43	$0.38	$0.43
Net realized and unrealized gain (loss)	0.28	0.51	0.33	(0.06)(g)	1.08
Total from investment operations	$0.70	$0.92	$0.76	$0.32	$1.51
Less distributions declared to shareholders
From net investment income	$(0.39)	$(0.41)	$(0.43)	$(0.44)	$(0.45)
From net realized gain	(0.03)	(0.00)(w)	(0.08)	(0.06)	(0.00)(w)
Total distributions declared to shareholders	$(0.42)	$(0.41)	$(0.51)	$(0.50)	$(0.45)
Net asset value, end of period (x)	$13.14	$12.86	$12.35	$12.10	$12.28
Total return (%) (r)(s)(t)(x)	5.64	7.55	6.46	2.54	13.65
Ratios (%) (to average net assets) and Supplemental data:
Expenses before expense reductions (f)(h)	0.65	0.64	0.65	0.65	0.67
Expenses after expense reductions (f)(h)	0.64	0.63	0.64	0.64	0.65
Net investment income (loss)	3.32	3.19	3.55	3.08	3.57
Portfolio turnover	111	57	36	44	46
Net assets at end of period (000 omitted)	$266,792	$271,679	$218,650	$214,111	$15,036

(d)	Per share data is based on average shares outstanding.
(f)	Ratios do not reflect reductions from fees paid indirectly, if applicable.
(g)
The per share amount varies from the net realized and unrealized gain/loss for the period because of the timing of sales of fund shares and the per share amount of realized and unrealized gains and losses at such time.

(h)
In addition to the fees and expenses which the fund bears directly, the fund indirectly bears a pro rata share of the fees and expenses of the underlying affiliated funds in which the fund invests. Accordingly, the expense ratio for the fund reflects only those fees and expenses borne directly by the fund. Because the underlying affiliated funds have varied expense and fee levels and the fund may own different proportions of the underlying affiliated funds at different times, the amount of fees and expenses incurred indirectly by the fund will vary.

(r)	Certain expenses have been reduced without which performance would have been lower.
(s)	From time to time the fund may receive proceeds from litigation settlements, without which performance would be lower.
(t)	Total returns do not include any applicable sales charges.
(w)	Per share amount was less than $0.01.
(x)
The net asset values and total returns have been calculated on net assets which include adjustments made in accordance with U.S. generally accepted accounting principles required at period end for financial reporting purposes.

1045965